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                                                                  March 17, 1999
Supplement to the Offer to Purchase dated February 24, 1999

                           OFFER TO PURCHASE FOR CASH

                 3,240 Class A Units and 7,530 Original Units of
                        Limited Partnership Interests in

                         INCOME GROWTH PARTNERS, LTD. X
                                       by
                            EVEREST INVESTORS 10, LLC

                           at a Cash Purchase Price of
                          $500.00 per Class A Unit and
                              $5 per Original Unit

     The introductory paragraph on each of the cover page and page 1 of the Offer to Purchase is supplemented by adding the following information:

     The considerations listed in bullet point format on each of the cover page and page 1 of the Offer to Purchase are restated in their entirety as follows:

     o The price offered for the Class A Units is double the subscription price paid per Class A Unit in June 1995 and reflects a $250 gain per Class A Unit.

     o Based on the Purchaser's calculations, the Purchase Price for each Class A Unit is $30.80 over the estimated and adjusted net asset value of such units. In determining the Purchase Price, the Purchaser discounted its estimated net asset value calculation of $690 per Class A Unit by 32% (or $220.80) for illiquidity and a minority ownership of units.

     o The Purchaser has valued each Original Unit at $0 (because of the liquidation preference to the Class A Units), and, therefore, the Purchaser believes that the Purchase Price for each Original Unit is $5 over the Purchaser's estimated and adjusted net asset value of such units.

     o The Partnership's general partner has recently advised the Purchaser in a telephone conversation that it does not intend to market or sell the Partnership's properties for at least two to three years.

     o If the Offer is fully subscribed, the Purchaser will own 40% of the outstanding Original Units and 40% of the outstanding Class A Units and be in a position to exercise substantial influence over the Partnership, including over matters regarding the disposition of assets.

     o    The  Partnership's  publicly  filed  documents  state that there is no established public trading market for the Units and it is not anticipated that any public market will develop. Partnership Spectrum, an independent industry publication, reflects only two transfers of Units between December 1, 1996 and November 30, 1998. See "Determination of Purchase Price--Trading History of the Units."


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     o    Resales of Units by  Unitholders  who do not tender their Units in the
          Offer are more likely to be limited after the Offer because the Purchaser is tendering for 40% of the outstanding Units and the General Partner may limit resales of Units if, among other things, a proposed transfer would result in there being a sale or exchange of 50% or more of the total interests in the Partnership's capital and profits within any 12 month period.

     o The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with transfers of Units arranged through brokers or other intermediaries.

     o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unit Holders to sell their Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, subject to proration, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units.

     A one time $40 transfer fee will be deducted from the aggregate Purchase Price paid to each Unit Holder.

     The information above supplements certain information contained in the Offer to Purchase, dated February 24, 1999, of Everest Investors 10, LLC (the "Offer to Purchase"), and the information set forth herein supersedes any contrary statements contained in the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions of the Offer previously set forth in the Offer to Purchase remain applicable in all respects. This Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.

     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON MONDAY, MARCH 29, 1999 UNLESS THE OFFER IS EXTENDED.

     The Letter of Transmittal, and any other required documents, should be sent to the Purchaser at its address listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser, and will be furnished promptly at the Purchaser's expense.



                           Everest Properties II, LLC
                                    (Manager)
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101

                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929


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